EXHIBIT 8.1

SUBSIDIARIES OF EUROHOLDINGS LTD

Name of Subsidiary (and Name Under Which the Subsidiary does Business)	Jurisdiction of Incorporation	Interest Held by Euroholdings Ltd
Joanna Maritime Ltd	Liberia	100%
Jonathan John Shipping Ltd	Marshall Islands	100%
Avatar Marine Inc.	Marshall Islands	100%
Diamantis Shipowners Ltd	Liberia	100%